UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 65121 / August 12, 2011

Admin. Proc. File No. 3-14319

In the Matter of

SECURED DIGITAL APPLICATIONS, INC., et al.

SENTEX SENSING TECHNOLOGY, INC., Respondent

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed, and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of Commission's Rules of Practice, that the initial decision of the administrative law judge[*] has become the final decision of the Commission. The order contained in that decision is hereby declared effective. That order revoked the registrations of all classes of securities of Sentex Sensing Technology, Inc.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[*]   *Secured Digital Applications, Inc.*, Initial Decision Rel. No. 422 (July 11, 2011), ___ SEC Docket___.

INITIAL DECISION RELEASE NO. 422
ADMINISTRATIVE PROCEEDING
FILE NO. 3-14319

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

In the Matter of	:	
	:	
SECURED DIGITAL APPLICATIONS, INC.,	:	INITIAL DECISION AS TO SENTEX
SENCO SENSORS, INC.,	:	SENSING TECHNOLOGY, INC.
SENTEX SENSING TECHNOLOGY, INC.,	:	July 11, 2011
SEREFEX CORP.,	:	
SONOMA COLLEGE, INC., and	:	
SOURCE PETROLEUM, INC.	:	

APPEARANCES: Neil J. Welch, Jr. for the Division of Enforcement, Securities and Exchange Commission

Robert S. Kendall, Chairman and President, for Sentex Sensing Technology, Inc.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on April 5, 2011, alleging that Respondents failed to comply with Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13 or 13a-16. It simultaneously issued an Order suspending trading in Respondents' securities pursuant to Section 12(k) of the Exchange Act. See www.sec.gov, Order of Suspension of Trading, File No. 500-1 (April 5, 2011). On May 23, 2011, I issued an Order revoking by default the registrations of Secured Digital Applications, Inc., Senco Sensors Inc., Serefex Corp., Sonoma College, Inc., and Source Petroleum, Inc. See Secured Digital Applications, Inc., Exchange Act Release No. 64533.

Findings of Fact and Conclusions of Law

The OIP alleges that:

Sentex Sensing Technology, Inc. (CIK No. 729599) is a New Jersey corporation located in Cleveland, Ohio with a class of securities registered with the

Commission pursuant to Exchange Act Section 12(g). Sentex Sensing Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 2007, which reported a net loss of over $2.3 million for the prior nine months. As of March 28, 2011, the company's stock (symbol "SNTX") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In a one-page letter filed on April 22, 2011, which I consider an Answer, a letter dated June 30, 2011, and at prehearing conferences on May 5, and July 5, 2011, Sentex Sensing Technology, Inc. (Sentex) admitted to the allegations in the OIP, but insisted it had realistic plans to secure funding to achieve compliance. May 5, 2011 Prehearing Tr. 4, 19. As of May 5, 2011, Sentex hoped to obtain financing within thirty to sixty days and make its filings current as quickly as possible. May 5, 2011 Prehearing Tr. 6, 14-16.

I scheduled a second prehearing conference on July 5, 2011, to allow Sentex time to achieve compliance. On July 5, 2011, Sentex had not yet secured financing and had not made any filings, but represented that it could submit its delinquent filings by Labor Day, September 5, 2011. Sentex stressed the business experience of the people trying to invigorate the company, the present difficult conditions for raising capital, and its strong motivation to achieve compliance as reasons for additional time to become current in its filings. The Division of Enforcement is unwavering in its position that the registration of Sentex's securities should be revoked.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports. Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. Sentex has violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to among other things, suspend for a period not exceeding twelve months, or to revoke the registration of a security where the issuer has failed to comply with a provision of the Exchange Act or the rules thereunder.

Good intentions do not overcome the facts that Sentex has not been able to meet its reporting requirements for five years and it no longer represents it can make its filings current before I must issue an Initial Decision. The case law is uniform that compliance with the Commission's reporting requirements is a primary tool to protect investors. See SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). These facts meet the standard for revocation of registration set out in Gateway Int'l. Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. For all the reasons stated, I find it necessary and appropriate for the protection of investors to revoke the registration of Sentex's securities.

Order

I ORDER that the registration of each class of registered securities of Sentex Sensing Technology, Inc. is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____
Brenda P. Murray
Chief Administrative Law Judge